Exhibit 18.1

May 5, 2021	230 North Elm Street Suite 1100 Greensboro, NC 27401 T +1 336 272 4551 F +1 336 274 2519 www.rsmus.com
Turning Point Brands, Inc.
5201 Interchange Way
Louisville, KY 40229

At your request, we have read the description included in your Form 10-Q for the quarter ended March 31, 2021 of the facts relating to your change from the last-in, first-out (“LIFO”) method of accounting for certain inventories to the first-in, first-out (“FIFO”) method. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of Turning Point Brands, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 2020. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of Turning Point Brands, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 2020.

/s/ RSM US LLP

Greensboro, North Carolina